May 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C . 20549

Attn:	Franklin Wyman Al Pavot Jason Drory Christine Westbrook

Re:	HighCape Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 7, 2021 File No. 333-253691

Ladies and Gentlemen:

On behalf of our client, HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4/A filed on April 7, 2021 (the “First Amended Registration Statement”), contained in the Staff’s letter dated April 21, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-4 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

In light of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) release on April 12, 2021, highlighting the potential accounting implications of certain terms of warrants issued by special purpose acquisition companies, the Company, in consultation with the Company’s audit committee, reevaluated its accounting for its public warrants and private placement warrants issued in connection with the Company’s IPO, and has restated its financial statements to account for the Company’s warrants as components of derivative liabilities rather than as equity. To that end, the Company has, among other things, restated its year end financials and updated its disclosures to account for the change in accounting methods, as further described in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed April 7, 2021

Current Projected Financial Information of Quantum-Si, page 108

1.	Please refer to prior comment 15. You disclose that the $810 pre-money valuation of Quantum-SI was determined based on a third-party valuation provided by J.P. Morgan in combination with other sources, including due diligence performed on Quantum- Si’s business operations, industry research reports and data and management’s experience in evaluating projections and conducting valuations of businesses. Please revise to further explain the assumptions, uncertainties and contingencies related to the projected revenue growth rate from 2021 to 2025. Include in your response a brief explanation of the assumed "12% utilization of consumable pull-through per instrument." Additionally, please revise to describe the extent to which the financial projections provided by Quantum-Si factored into or supported your valuation. Please also explain how these projections were used by management. In this regard, clarify whether the projections were accepted or whether management or the Board made any adjustments to these projections and if so, describe such adjustments.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 113 and 114 of the Second Amended Registration Statement to explain the assumptions related to the projected revenue growth rate from 2021 to 2025, which includes a brief explanation of the assumed “12% utilization of consumable pull-through per instrument,” and how such projections were used by HighCape’s management in its valuation of Quantum-Si.

HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination, page 110

2.	We note your disclosure that, among other sources, the HighCape Board relied upon the third-party valuation provided by J.P. Morgan. Please expand your disclosure in the “Background of the Business Combination” section to include the information required by Item 1015(b) of Regulation M-A with respect to J.P. Morgan's third-party valuation. Refer to Item 14(b)(6) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on pages 112, 113 and 114 of the Second Amended Registration Statement to expand its disclosure of certain valuations utilized by management in recommending the approval of the Business Combination to HighCape’s Board.

Certain Material U.S. Federal Income Tax Considerations, page 276

3.	We note that you have filed a form of short-form tax opinion as Exhibit 8.1. We also note that the opinion states that the disclosures under the heading “Certain Material U.S. Federal Income Tax Considerations” constitute accurate descriptions or summaries of such matters in all material respects. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel. Refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 280 to clearly state that the disclosure in the “Certain Material U.S. Federal Income Tax Considerations” of the proxy statement/prospectus is the opinion of White & Case LLP, outside counsel to the Company, while identifying and articulating the opinion being rendered.

* * *

Please do not hesitate to contact David Johansen at (212) 819-8509 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

Cc: Kevin Rakin and Matt Zuga, HighCape Capital Acquisition Corp.